UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Grunebaum, Peter K
   750 Lexington Avenue
   30th Floor
   New York, NY  10022
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pre-Paid Legal Services, Inc.
   PPD
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/19/0|S   | |500               |D  |30.50      |7,000              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,200              |I     |By Keogh Plan              |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option - Right to Buy |24.46   |3/1/0|J   |V|10,000     |A  |(2)  |3/6/0|Common      |10,000 |       |            |D  |            |
                      |        |2    |    |(|           |   |     |7    |            |       |       |            |   |            |
                      |        |     |    |1|           |   |     |     |            |       |       |            |   |            |
                      |        |     |    |)|           |   |     |     |            |       |       |            |   |            |
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Option - Right to Buy |42.125  |3/01/|    | |           |   |     |     |Common      |       |       |10,000      |D  |            |
                      |        |98   |    | |           |   |     |     |            |       |       |            |   |            |
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Option - RIght to Buy |30.25   |3/01/|    | |           |   |     |     |Common      |       |       |10,000      |D  |            |
                      |        |99   |    | |           |   |     |     |            |       |       |            |   |            |
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Option - Right to Buy |29.625  |3/01/|    | |           |   |     |     |Common      |       |       |10,000      |D  |            |
                      |        |00   |    | |           |   |     |     |            |       |       |            |   |            |
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Option - Right to Buy |19.20   |3/1/0|    | |           |   |     |     |Common      |       |       |10,000      |D  |            |
                      |        |1    |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These securities were acquired through participation in the Issuer's Stock Option Plan approved by shareholders on May 25, 2001. These are exempt under Rule 16a-8(b).
(2) These options granted were immediately exercisable as to 2,500 options and will vest in additional increments of 2,500 on the following June 1st, September 1st an December 1st of the year of grant.
..
SIGNATURE OF REPORTING PERSON
Peter Grunebaum
DATE
April 9, 2002